UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trillium Therapeutics, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

89620X506

(CUSIP Number)

January 9, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89620X506

1.	Name of Reporting Persons Venrock Healthcare Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,790,000(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,790,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of 2,536,389 common shares owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 common shares owned by VHCP Co-Investment Holdings III, LLC.

(3)

This percentage is calculated based upon 28,038,831 of the Issuer’s common shares outstanding as of September 30, 2019, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 89620X506

1.	Name of Reporting Persons VHCP Co-Investment Holdings III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,790,000(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,790,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of 2,536,389 common shares owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 common shares owned by VHCP Co-Investment Holdings III, LLC.

(3)

This percentage is calculated based upon 28,038,831 of the Issuer’s common shares outstanding as of September 30, 2019, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 89620X506

1.	Name of Reporting Persons VHCP Management III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,790,000(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,790,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%(3)

12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of 2,536,389 common shares owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 common shares owned by VHCP Co-Investment Holdings III, LLC.

(3)

This percentage is calculated based upon 28,038,831 of the Issuer’s common shares outstanding as of September 30, 2019, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 89620X506

1.	Name of Reporting Persons Shah, Nimish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,790,000(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,790,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of 2,536,389 common shares owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 common shares owned by VHCP Co-Investment Holdings III, LLC.

(3)

This percentage is calculated based upon 28,038,831 of the Issuer’s common shares outstanding as of September 30, 2019, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 89620X506

1.	Name of Reporting Persons Koh, Bong

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,790,000(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,790,000(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,000(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.95%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC, VHCP Management III, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G.

(2)	Consists of 2,536,389 common shares owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 common shares owned by VHCP Co-Investment Holdings III, LLC.

(3)

This percentage is calculated based upon 28,038,831 of the Issuer’s common shares outstanding as of September 30, 2019, as reported in the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on November 14, 2019.

CUSIP No. 89620X506

Introductory Note: This Schedule 13G is filed on behalf of Venrock Healthcare Capital Partners III, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP III LP”), VHCP Co-Investment Holdings III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment III”), VHCP Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management III” and collectively with VHCP III LP and VHCP Co-Investment III, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of the Common Shares of Trillium Therapeutics, Inc.

Item 1.

(a)         Name of Issuer

Trillium Therapeutics, Inc.

(b)         Address of Issuer’s Principal Executive Offices

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9

Canada

Item 2.

(a)         Name of Person Filing

Venrock Healthcare Capital Partners III, L.P.

VHCP Co-Investment Holdings III, LLC

VHCP Management III, LLC

Nimish Shah

Bong Koh

(b)         Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)          Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)         Title of Class of Securities

Common Shares, without par value

(e)          CUSIP Number

89620X506

CUSIP No. 89620X506

Item 3.                     If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.                     Ownership

(a)         Amount Beneficially Owned as of January 21, 2020:

Venrock Healthcare Capital Partners III, L.P.	2,790,000	(1)
VHCP Co-Investment Holdings III, LLC	2,790,000	(1)
VHCP Management III, LLC	2,790,000	(1)
Nimish Shah	2,790,000	(1)
Bong Koh	2,790,000	(1)

(b)         Percent of Class as of January 21, 2020:

Venrock Healthcare Capital Partners III, L.P.	9.95%
VHCP Co-Investment Holdings III, LLC	9.95%
VHCP Management III, LLC	9.95%
Nimish Shah	9.95%
Bong Koh	9.95%

(c)          Number of shares as to which the person has, as of January 21, 2020:

(i)             Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
VHCP Management III, LLC	0
Nimish Shah	0
Bong Koh	0

(ii)          Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners III, L.P.	2,790,000	(1)
VHCP Co-Investment Holdings III, LLC	2,790,000	(1)
VHCP Management III, LLC	2,790,000	(1)
Nimish Shah	2,790,000	(1)
Bong Koh	2,790,000	(1)

(iii)       Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	0
VHCP Co-Investment Holdings III, LLC	0
VHCP Management III, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 89620X506

(iv)      Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners III, L.P.	2,790,000	(1)
VHCP Co-Investment Holdings III, LLC	2,790,000	(1)
VHCP Management III, LLC	2,790,000	(1)
Nimish Shah	2,790,000	(1)
Bong Koh	2,790,000	(1)

(1)

These shares are owned directly as follows: 2,536,389 shares are owned by Venrock Healthcare Capital Partners III, L.P. and 253,611 shares are owned by VHCP Co-Investment Holdings III, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. Messrs. Shah and Koh are the voting members of VHCP Management III, LLC.

Item 5.                     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.                     Identification and Classification of Members of the Group

Not Applicable

Item 9.                     Notice of Dissolution of a Group

Not Applicable

Item 10.              Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 89620X506

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2020

Venrock Healthcare Capital Partners III, L.P.

By:	VHCP Management III, LLC
Its:	General Partner

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

VHCP Co-Investment Holdings III, LLC

By:	VHCP Management III, LLC
Its:	Manager

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

VHCP Management III, LLC

By:	/s/ David L. Stepp
	Name:	David L. Stepp
	Its:	Authorized Signatory

Nimish Shah

By:	/s/ David L. Stepp
David L. Stepp, as attorney-in-fact

Bong Koh

By:	/s/ David L. Stepp
David L. Stepp, as attorney-in-fact

CUSIP No. 89620X506

EXHIBITS

A:	Joint Filing Agreement

B:	Power of Attorney for Nimish Shah

C:	Power of Attorney for Bong Koh